UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly Held Company with Authorized Capital

Tax ID 06.057.223/0001-71

NIRE 3330027290-9

MINUTES OF THE FISCAL COUNCIL MEETING

HELD ON MARCH 17, 2025

1.	DATE, TIME AND PLACE: On March 17, 2025, at 2:00 pm, held virtually, and considered to have been held at the headquarters of Sendas Distribuidora S.A. (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, No. 6,000, Lot 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775-005.

2.	BOARD: Chairman: Mr. Artemio Bertholini, Secretary Mrs. Tamara Rafiq Nahuz.

3.	CALL NOTICE AND ATTENDANCE: Call notice in accordance with Article 6 of the Internal Regulations of the Fiscal Council. All members were present, Mr. Artemio Bertholini, Mr. Edison Fernandes and Mrs. Leda Hahn.

4.	AGENDA: Analysis, recommendation, and issuance of an opinion by the Fiscal Council on the proposal to increase the Company's capital stock, without the issuance of shares, through the partial capitalization of the Company's expansion reserve.

5.	RESOLUTION: Starting the proceedings, the members of the Fiscal Council analyzed the item of the agenda and resolved, unanimously and without reservations, the following, based on the documentation provided by the Management and filed at the Company's headquarters:

5.1. Analysis, recommendation, and issuance of an opinion by the Fiscal Council on the proposal to increase the Company's capital stock, without the issuance of shares, through the partial capitalization of the Company's expansion reserve:

The Members of the Fiscal Council, within their legal and statutory functions, analyzed, discussed, and clarified their doubts regarding the proposal to increase the Company's capital stock in the amount of R$ 184,074,731.45 (one hundred eighty-four million, seventy-four thousand, seven hundred thirty-one reais and forty-five cents), without the issuance of shares, through the partial capitalization of the Company's expansion reserve. As a result, the Company's current capital stock will increase from R$ 1,271,695,073.49 (one billion, two hundred seventy-one million, six hundred ninety-five thousand, seventy-three reais and forty-nine cents) to R$ 1,455,769,804.94 (one billion, four hundred and fifty-five million, seven hundred sixty-nine thousand, eight hundred four reais and ninety-four cents), fully subscribed and paid-in, divided into 1,352,215,647 (one billion, three hundred fifty-two million, two hundred fifteen thousand, six hundred forty-seven) common shares with no par value, in accordance with Article 5 of the Company's Bylaws and Articles 169 and 166, §2, of Law No. 6,404, of December 15, 1976, as amended (“Corporate Law”), with no further questions to be addressed by the Management. In conclusion, the members, unanimously and without reservations, issued a favorable opinion on the proposal, to be submitted for resolution by the Company's Board of Directors, and provided a favorable opinion on the matter as set forth in Annex I hereto.

6.	ADJOURNMENT: There being no further matters to be discussed, these minutes were drawn up, after which they were read, approved and signed by all those present. Chairman: Mr. Artemio Bertholini; Secretary: Mrs. Tamara Rafiq Nahuz. Members of the Fiscal Council attend: Messrs. Artemio Bertholini, Edison Fernandes and Leda Hahn.

São Paulo, March 17, 2025.

This minute is a true copy of the original drawn-up in the proper book.

Tamara Rafiq Nahuz

Secretary

ANNEX I TO THE MINUTES OF THE FISCAL COUNCIL MEETING HELD ON MARCH 17, 2025

Opinion of the Fiscal Council

The members of the Fiscal Council, in accordance with the provisions of Article 166, §2, of Law No. 6,404, of December 15, 1976, as amended (“Corporate Law”), examined the proposal of the Company's Board of Directors for an increase in the Company's capital stock in the amount of R$ 184,074,731.45 (one hundred eighty-four million, seventy-four thousand, seven hundred thirty-one reais and forty-five centavos), without the issuance of shares, through the partial capitalization of the Company's expansion reserve, being current capital stock of the Company increased from R$ 1,271,695,073.49 (one billion, two hundred seventy-one million, six hundred ninety-five thousand, seventy-three reais and forty-nine centavos) to R$ 1,455,769,804.94 (one billion, four hundred and fifty-five million, seven hundred sixty-nine thousand, eight hundred four reais and ninety-four cents), fully subscribed and paid-in, divided into 1,352,215,647 (one billion, three hundred fifty-two million, two hundred fifteen thousand, six hundred forty-seven) common shares with no par value, in accordance with Article 5 of the Company's Bylaws and Article 169 of the Corporate Law and, based on the documents examined and the clarifications provided by the Management, the members, unanimously and without reservations, issued a favorable opinion on the proposal to be submitted for resolution by the Company's Board of Directors.

São Paulo, March 17, 2025.

_________________________ Artemio Bertholini	_________________________ Edison Fernandes
_________________________ Leda Hahn

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2025

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.